2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.3

FOR IMMEDIATE RELEASE

Total to invest in Russia:
Plans to acquire 25% stake in Russian gas company Novatek

Paris, September 22, 2004 —Total has signed an agreement setting out the terms of the Group’s plan to purchase a 25% stake plus one share in the Russian company OAO Novatek.

Novatek, created in 1994, operates three major gas fields — Tarkosale East, Khanchey and Yurkharov — with production of around 18 billion cubic meters of gas in 2003 (approximately 1.8 billion cubic feet per day), up nearly 50% from the previous year. These fields, of which the last two entered into production in 2003, are located in the main gas region of Russia, Yamalo-Nenets (Western Siberia), and represent proved and probable reserves of approximately 4 billion barrels of oil equivalent.

The documents relating to the acquisition of this stake holding in Novatek have been submitted to Russian Federal Antimonopoly Service for authorisation.

“This partnership with Novatek will allow Total to increase its production and reserves of hydrocarbons and marks a further step in its strategy of participating in the development of Russian resources,” declared Thierry Desmarest, Chairman and Chief Executive Officer of Total.

“Novatek is a young company with new production facilities and significant reserves. Total will bring its expertise in the field of production, transport and processing hydrocarbons, which will assure, within the best conditions, ongoing growth in hydrocarbon production and the construction of new process installations on Russian soil”, added Mr. Desmarest.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com